NATIONAL INSTRUMENT 62-103

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR

UNDER PART 4

RE: ZODIAC EXPLORATION INC.

Report for the period ending December 31, 2011.

(a)		Name and address of the eligible institutional investor:
Chilton Investment Company, LLC (“Chilton”) – 1290 East Main Street, 1st Floor,
	Stamford,	CT 06902, USA
(b)		Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report was filed by the eligible institutional investor under Part 4 or the early warning requirements:
Since the last report dated October 15, 2010 by Chilton under Part 4 of NI 62-103 in respect of Zodiac Exploration Inc. (the “Issuer”), Chilton decreased its holdings of common shares of the Issuer by an aggregate of 2,394,337 common shares. As a result, as of December 31, 2011, Chilton held 43,891,837 common shares of the Issuer and warrants entitling Chilton to acquire an additional 11,600,000 common shares, representing approximately 14.96% of the issued and outstanding common shares of the Issuer.
(c)		Designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made:
As of December 31, 2011, Chilton held 43,891,837 common shares of the Issuer and warrants entitling Chilton to acquire an additional 11,600,000 common shares, representing approximately 14.96% of the issued and outstanding shares of the Issuer.
(d)		Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which
	(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,
None.
	(ii)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor,

None.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Chilton exercises control over all of the securities referenced in Item (c) in its capacity as general partner or investment advisor of the funds or accounts referenced in Item (g).

(e)	The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:
The securities described herein are being held investment purposes only and not for the purpose of exercising control or direction over the Issuer. The dispositions referenced in Item (b) were made in the ordinary course of Chilton’s business or investment activities, as the case may be. Chilton has no current plan or proposal which would result in acquiring additional ownership or control over the securities of the Issuer. Chilton may purchase or sell or enter into derivative transactions with respect to securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors material to Chilton’s investment decision at such time.
(f)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control, giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:
Not applicable.
(g)	The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:
The following entities or accounts are managed by Chilton and own securities of the Issuer:
Chilton Global Natural Resources Partners, L.P.
Chilton Global Natural Resources Partners II, L.P.
Chilton Global Natural Resources International III, L.P.
Willett Select Investors III LLC
Arch Reinsurance Ltd.
(h)	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or
Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

(i)	A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:[1]
	(1)	The eligible institutional investor is eligible to file reports in respect of Zodiac Explorations Inc. under Part 4.

* * *

DATED this 10th day of January, 2012.

Chilton Investment Company, LLC

By: “James Steinthal”

Name: James Steinthal

Title: Executive Vice President

1	The following statement is required for investor eligibility under the Monthly Reporting System.